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                              April 20, 2023

       Anshul Maheshwari
       Chief Financial Officer
       SI-BONE, Inc.
       471 El Camino Real, Suite 101
       Santa Clara, CA 95050

                                                        Re: SI-BONE, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 2, 2023
                                                            Response dated
April 14, 2023
                                                            File No. 001-38701

       Dear Anshul Maheshwari:

              We have reviewed your April 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Property and Equipment, net, page 88

   1. We have reviewed your response to prior comment 1 and have the following additional comments:

                                                              As it relates to
any individual instruments that are added to an instrument tray that has been previously
placed into service, please provide us an analysis on how you determined these
additions should not be accounted for as "maintenance and repairs;"
                                                              Similarly, as it
relates to any replacement instrument trays that are replacing instrument trays
significantly before the end of their useful lives, please provide us an
 Anshul Maheshwari
SI-BONE, Inc.
April 20, 2023
Page 2
          analysis on how you determined these replacement trays should not be accounted for as "maintenance and repairs;"
            Please clarify for us in further detail the life cycle of an instrument tray that is returned to the company. For example, clarify whether these instrument trays remain intact or are disassembled into the individual instrument components;
            Please tell us the number of instrument trays that were replaced in 2022 and the range and average length of time these instrument trays were in service before being replaced;
            Please tell us the number of instrument trays that were returned to the company in
          2022 and the range and average length length of time these instrument trays were in service before being returned; and
            Please tell us the estimated useful life of your instrument trays.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have any questions.



                                                           Sincerely,

FirstName LastNameAnshul Maheshwari                        Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameSI-BONE, Inc.
                                                           Services
April 20, 2023 Page 2
cc:       Michael Pisetsky, SVP & CLO
FirstName LastName